Auryn Resources commences spring mobilization and exploration programs at the Committee Bay Gold Project

Vancouver, British Columbia – May 5th, 2016 – Auryn Resources Inc. (TSX-V: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to announce the initiation of the spring mobilization and exploration program at the Committee Bay gold project (“Committee Bay”) located in Nunavut, Canada. The spring mobilization is well underway to stage fuel and exploration supplies in support of the upcoming belt wide summer exploration program.

Shawn Wallace President and CEO stated: “With the recently completed financing, the company is in an excellent position to deliver significant value to shareholders as we embark on a $10 million dollar discovery based exploration program on our Committee Bay Asset.”

Auryn is conducting 6,000 line kilometres of high-resolution airborne electro-magnetic & magnetic geophysical surveys over the Three Bluffs and Anuri corridor target areas of the belt (Figure 1). These geophysical surveys are designed to advance multiple high-grade targets to drill stage for 2016 and 2017. In addition, Auryn is conducting 800 line kilometres of ground-based magnetic surveys over areas in the vicinity of the Three Bluffs deposit with the aim of delivering new drill targets that could expand upon the deposit along strike and at depth (Figure 2).

The focus of the summer program is to make a second major discovery, continue our innovative exploration approach belt wide and to further delineate the most prospective drill targets identified to date. The exploration program will be comprised of approximately 10,000 metres of rotary air blast (“RAB”) drilling utilizing a light weight mobile drill in the SW part of the belt, 5,000 square kilometres of aerial drone imagery and a till sampling program consisting of 6,000 samples across the central and northeast regions of the belt (Figure 3).

The RAB drill program will test the continuation at depth and along strike of high-grade mineralization at West Plains and will also target the largest gold-in-till anomalies within the 20 kilometre long gold bearing Anuri corridor.

Michael Henrichsen Chief Geologist and COO of Auryn stated, “Excellent progress has been made with our world class multi-disciplined exploration team to develop the highest probability of success drill targets in the SW region of the belt and in the immediate vicinity of the Three Bluffs deposit. Our approach, in combination with the belt wide reconnaissance exploration will be to put Auyrn in a solid position for the potential discovery of multiple high-grade gold deposits.

On Behalf of the Board

“Shawn Wallace”

Shawn Wallace
President, CEO and Director

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

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Figure 1 - High Resolution Ground Magnetic Survey on Mineralized Trends

Figure 2 - Electro Magnetic & Magnetic Surveys

Figure 3 - 2016 Belt Wide Exploration Program